

By Electronic Mail

May 14, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Goldman Sachs ETF Trust
        Issuer CIK: 0001479026
        Issuer File Number: 333-200933/811-23013
        Form Type: 8-A12B
        Filing Date: May 14, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Goldman Sachs MarketBeta U.S. Equity ETF (GSUS)
- Goldman Sachs MarketBeta Emerging Markets Equity ETF (GSEE)
- Goldman Sachs MarketBeta International Equity ETF (GSID)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden
Initial Listings Analyst